Filed Pursuant To Rule 433
                                                     Registration No. 333-131598
                                                                    May 23, 2006


DJ After 1Q Drop, Gold Jewelry Demand Picks Up In 2Q-Council

593 words
23 May 2006
02:00
Dow Jones Commodities Service
English
Copyright 2006, Comtex News Network. All Rights Reserved.

May 23, 2006 (DJCS via Comtex) --

By Alison Guerriere Ciaccio
Of DOW JONES NEWSWIRES


NEW YORK (Dow Jones)--Demand for gold jewelry is experiencing a slight recovery so far in the second quarter of 2006 after dropping by 22% in the first quarter, said George Milling-Stanley, manager of market analysis at World Gold Council.

Following the release of the WGC's first-quarter report on the gold market, Milling-Stanley told Dow Jones Newswires that the drop in gold demand was not surprising given the increase in price and volatility in the marketplace.

Gold futures prices got as high as $594.60 an ounce in the first quarter of 2006
- a rise of nearly $100 from the end of the fourth quarter of 2005.

Prices then reached a fresh 26-year high of $732 an ounce before easing amid a correction to a low of $636.80 an ounce on Monday.

Milling-Stanley said the Akshaya Thrithiya festival in India - a spring festival for Hindus - is leading to a perk- up in gold jewelry demand at the start of the second quarter in addition to some pickup in demand in Vietnam before the drop was seen in prices last week.

"I am looking for a (recovery) in jewelry demand given the first few weeks of the second quarter and as the quarter unfolds," said Milling-Stanley.

While overall gold demand dropped by 16% to 835 metric tons in the first quarter of 2006, Milling-Stanley said the drop was not as dramatic as one might have expected given the volatility of prices.

He added that the loss of demand could have been much worse if some consumers had not been adjusting to rises in prices.

In its report, the WGC said that even though buyers in many countries tend to be susceptible to price volatility, consumers are continuing to spend more money on gold, even if they no longer buy as much of it.

Amid the drop in jewelry demand, sustained interest from investors made up for part of the loss.

Milling-Stanley said increased interest from longer-term investors like pension funds, foundations, endowments and family offices is real and strong.

He added that the current correction seen in gold prices is presenting itself as a buying opportunity.

"We have seen small corrections since the bull market began five years ago and so far people see it as a buying opportunity," said Milling-Stanley, citing factors such as inflation concerns, dollar weakness and geopolitical issues, as well as a struggling equities market that will keep gold buoyant this year.

Included in those movers of the gold market are investment vehicles like the gold exchange-traded fund.

Milling-Stanley, who is also the director of corporate communications of World Gold Trust Services - sponsor of the ETF, said sights are set on Asia and the Middle East for the next roll-out of the gold ETF.

The streetTRACKS Gold Shares ETF was launched in the U.S. in November 2004 on the New York Stock Exchange under the symbol GLD.

Milling-Stanley said that at least one more jurisdiction will be getting the ETF by the end of the year. It is already trading at exchanges in Australia and London.

Areas mentioned for a possible roll-out have been Hong Kong, Dubai and areas of the Middle East.

-By Alison Guerriere Ciaccio; Dow Jones Newswires; 201-938-5959;
alison.guerriere@dowjones.com


(END) Dow Jones Newswires

05-23-06 0700ET

Document OSTDJ00020060523e25n00469




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